Filed by General Motors Corporation
                                    Subject Company - General Motors Corporation
                                              and Hughes Electronics Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                  Commission file No.: 001-00143

                     GM Plan to Split-Off Hughes Electronics

                                 April 10, 2003

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 common stock and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2002 annual meeting of shareholders filed with the SEC and available free of charge at the SEC's website at www.sec.gov. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2002 annual meeting:

Jack A. Shaw            Chief Executive Officer, Hughes
Roxanne S. Austin       Executive VP, Hughes; President and COO, DIRECTV
Patrick T. Doyle        Corporate VP and Treasurer, Hughes
Michael J. Gaines       Corporate VP and CFO, Hughes
Sandra A. Harrison      Senior VP, Hughes
Eddy W. Hartenstein     Senior Executive VP, Hughes; Chairman, DIRECTV
Larry D. Hunter         Senior VP and General Counsel

Mr. Shaw beneficially owns 4,084 shares of GM $1-2/3 common stock and 2,244,987 shares of GM Class H common stock. Ms. Austin beneficially owns 3,293 shares of GM $1-2/3 common stock and 1,632,071 shares of GM Class H common stock. Mr. Doyle beneficially owns 746 shares of GM $1-2/3 common stock and 511,149 shares of GM Class H common stock. Mr. Gaines beneficially owns 482 shares of GM $1-2/3 common stock and 298,745 shares of GM Class H common stock.

Ms. Harrison beneficially owns 1,632 shares of GM $1-2/3 common stock and 916,136 shares of GM Class H common stock. Mr. Hartenstein beneficially owns 3,036 shares of GM $1-2/3 common stock and 1,962,614 shares of GM Class H common stock. Mr. Hunter beneficially owns 0 shares of GM $1-2/3 common stock and 485,130 shares of GM Class H common stock. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of April 9, 2003. In addition, each of Mr. Shaw, Ms. Austin, Mr. Doyle, Mr. Gaines, Ms. Harrison, Mr. Hartenstein and Mr. Hunter holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of April 9, 2003.

Each of Mr. Shaw, Ms. Austin, Mr. Doyle, Mr. Gaines, Ms. Harrison, Mr. Hartenstein and Mr. Hunter has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

Investors may obtain additional information regarding the interests of the participants by reading the prospectuses and proxy/solicitation statements if and when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                     GM Plan to Split-Off Hughes Electronics

                                    Overview

o  News Corp. has proposed purchasing 34% of Hughes for $14.00 per share
   - GM would receive $3.8 billion for its remaining 19.9% interest in Hughes while News Corp. has the option to pay for up to 20% of GM's interest ($0.8 billion) in News Corp. stock
      o  Sale of GM's interest would occur
      simultaneously with a tax-free split-off of Hughes
   - The additional 14.1% would be acquired through a mandatory exchange of News Corp. stock and/or cash for Hughes stock from existing Class H shareholders
      o Class H shareholders would receive News Corp. stock and/or cash for 17.5% of their holdings and Hughes asset stock for 82.5% of their holdings

o The transaction would require both shareholder and regulatory approvals, and is expected to close in late 2003 or early 2004

                                                         Premium
                              Value Per Share         from News Corp.
                              ---------------         ---------------
April 8th Closing Price            $11.50                 22%
Average 20-Day Closing Price       $10.89                 29%

                     GM Plan to Split-Off Hughes Electronics

                                   Rationale

o  Attractive valuation
   - 22% premium to April 8th closing price
   - 29% premium to most recent 20-day average
   - Acceptable execution risk

o  Best strategic outcome for GM and Hughes
   - Tax efficient reallocation of capital to GM's core business ($4 billion)
   - Positions Hughes for success (asset-based stock and capable sponsor)
   - GM retains upside in Hughes through benefit plan holdings ($4 billion)

o  Risk reduction
   - Removes Hughes from GM balance sheet (currently 100% consolidated)
   - Improves GM liquidity by $4 billion

o  Potential Synergies
   -  News Corp. has proven track record in DBS (direct broadcast satellite)

                     GM Plan to Split-Off Hughes Electronics

                                  Consideration

              Consideration Received by GM & Class H Shareholders

                                       Consideration
                                       Paid by News
                         Shares     -------------------     Hughes
                        Purchased   Cash     Cash/Stock  Distribution Total
                        (Mils.)   -----------------($Mils.)----------------

GM                        274     $3,073       $768         $275     $4,116
Other Class H
  shareholders            195          -      2,728            -      2,728
                          ---     ------      -----          ---      -----

                          469     $3,073     $3,496         $275     $6,844

Memo:

   GM Benefit Plans (1)    58        $ -       $815          $ -       $815

(1) Included in Other Class H Shareholders figure

                     GM Plan to Split-Off Hughes Electronics

                                     Collar

o Exchange of News Corp. for Hughes stock to both Class H shareholders and GM would be at a fixed offer price within a collar of +/-20% around a $22.40 News' Corp. stock price
   - Within the collar, Class H shareholders and GM would receive $14.00 of stock and/or cash at News Corp.'s election
   - Above and below the collar, Class H shareholders and GM would receive News Corp. stock at a fixed ratio of 0.5208 and 0.7813, respectively
      o Below the collar, News Corp. would have the ability to pay $14.00 in cash (all or part)
      o Above the collar, Class H shareholders would receive 0.5208 shares of News Corp. stock
   - If News' stock price declines to less than $14.08, GM has the right to terminate the deal without incurring a fee. News has the right to cure by agreeing to top back-up to $11.00 of proceeds in stock or $14.00 in cash

                                 GENERAL MOTORS

                            Moderator: (Randy Arickx)
                                 April 10, 2003
                                   8:30 am CT


Operator:      Ladies and  gentlemen,  thank you for  standing  by.  Welcome to the General Motors Corporation Security Analysts conference call.

               During the presentation all participants will be in a listen-only mode. Afterwards we will conduct a question and answer session. At that time, if you have a question, please press the 1 followed by the 4 on your telephone.

               As a reminder, this conference is being recorded Thursday, April 10th of 2003.

               I would now like to turn the conference over to (Randy Arickx), General Director of GM Investor Relations. Please go ahead, sir.

(Randy Arickx):Thank  you,  (Tammy),  and  good  morning,  everyone.  And  thank you for joining us as we provide a brief summary of GM's plans to split off Hughes Electronics.

               I would like to highlight that GM is broadcasting this call via the Internet. This morning John Devine, our CFO and Vice Chairman, will provide an overview of the transaction. Also with us in the room today to assist with questions is Paul Schmidt, Corporate Controller; Walter Borst, Treasurer; Pete Bible, Chief Accounting Officer; (Warren Anderson) from GM Legal Counsel; and (Joe Walker), Senior Advisor to General Motors.

               I would also like to direct your attention to Pages 1 and 2 of the chart set that outlines the language that governs this call. In that regard General Motors Corporation, Hughes Electronics Corporation, and the News Corp. intend to file materials with the Securities and Exchange Commission including one or more registration statements containing a prospectus and proxy consent solicitation statement. These documents will contain important information, and stockholders are urged to read the important information in the prospectus and proxy solicitation statement relating to the proposed transaction, which will be filed with the SEC and become available free of charge at its Website, www.sec.gov. And stockholders will receive information at an appropriate time on how to obtain transaction related documents for free from GM and News.

               This communication does not constitute an offer to sell or solicitation to buy in connection with the proposed transaction, which will only be made by means of an appropriate prospectus. Information regarding those persons who will participation in the solicitation of GM stockholders has been filed by GM and Hughes with the SEC.

               On this call we make statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those described in the public filings of GM, Hughes, and News with the SEC that could cause actual results to be materially different from those in the forward-looking statement.

               With that I would like to now turn the call over to John Devine.

John Devine:   Good morning, everyone. I think, as most of you know,
               we'll be back with you next Tuesday with our first quarter earnings report. So we'll have an update on profitability and a number of other things. So if you have some questions on that area, I'd suggest you wait until that time unless there's some burning issue you want to raise today. We obviously are not in a position to give you an earnings update until that time.

               We did want to talk about Hughes today. We announced the deal last night. We're obviously very pleased. We think this is a very good deal for GM, a very good deal for Hughes, as well as News. Obviously it's taken some time to complete. But we're obviously pleased with the result.

               One of the things we're most pleased about - maybe two things I'd point out - would be the value for GM and for Hughes and, secondly, the simplicity of the deal. We think it's a very straightforward deal. We have high confidence it'll get approved on the regulatory side. We'll talk about that in a moment as well.

               We've given you a few pages. Let me go through them briefly, and then we'll turn it over for questions.

               Page 3 provides an overview of the deal. I think most of you have seen that. This is a different deal than we had looked at before at least a year and a half ago. News is purchasing 34% of Hughes for $14 a share. GM would receive $3.8 billion for our remaining 19.9% interest in Hughes.

               You might recall a few weeks ago we put about 10% into our benefit plan. So go back a couple months we really talked about a 30% interest. It's now down to 19.9%. The other 10% is tucked into the benefit plans.

               News Corp. has the option to pay up to 20% of GM's interest in News Corp. stock.

               The important piece here is the sale of GM's interest would occur simultaneously with a tax-free split off of Hughes. We think that's a very important part of value creation.

               And in addition to the GM stake, Hughes is purchasing an additional 14.1% acquired through a mandatory exchange of News Corp. stock and/or cash for Hughes stock from the existing Class H shareholders. What this would mean is that 17-1/2% of the Class H shareholders would receive News Corp. stock and/or cash. The remaining ownership, the remaining 82-1/2%, would be changed from a tracking stock to an asset stock.

               Transaction will require obviously a number of shareholder and regulatory approvals. We're expected to close late this year, possibly early next year. I think we're all going to do everything we can to get it closed this year. We are very confident that we will get approval even though there's a number of things to do.

               Compared with the most recent price of Hughes - you can see the April 8th closing price on the bottom of that page - this represents - the $14 represents about a 22% premium. And if you go back over the 20-day closing price, that's about a 29% premium.

               Why did we do it, Page 4? Several reasons - number one is attractive valuation for both GM and for Hughes, as I mentioned, the 22%, 29% premium. We think also this is an acceptable execution risk. Again, in particular on the regulatory side where we have some scars we think this presents a very highly confident, a very straightforward and simple transaction that will get approved in Washington.

               We think this is the best strategic outcome for GM and Hughes. Obviously we've been looking at separating Hughes from GM for some time. We've been looking at the best way to do that, the most value for shareholders. We think this deal provides that. It does provide a tax efficient reallocation of capital to our core business of $4 billion. I'll show you those numbers in a moment.

               Also importantly it positions Hughes for success. It creates an asset-based stock from the tracking stock we have today and provides a very strong and capable sponsor in the case of News and specifically Fox Entertainment in the longer term.

               We also retain an upside through our benefit plan holdings, which are now $4 billion. That's the prior level of holdings plus the additional 10% of stock we put in a few weeks ago.

               Third, it reduces our risk, removes Hughes from the GM balance sheet where we're currently 100% consolidated, improves our liquidity by $4 billion.

               The potential synergies - these companies don't compete directly today. But News has a very strong and a proven track record in DBS, a very strong management team, which we think will supplement Hughes quite well, a very focused team, a very hungry team. And we think there's a number of opportunities for Hughes going forward.

               Let me go through the number with you on Page 5. This is a consideration received by both GM and the Class H shareholders. For GM we will sell our 19.9% interest - that's 274 million shares - at $14 a share. That'll be $3.073 in cash and $768 million in either cash or stock. That's at the election of News. In addition there'll be a distribution from News at $275 million. We think this is warranted based on the value creation or the value enhancement to the Class H shareholders from the change from the tracking stock to an asset based stock. This is less than we did with EDS. We think in light of the overall transaction, which we have worked very hard to keep very balanced, we think this is a reasonable distribution that compensates GM for the separation of the stock. In total GM gets $4.1 billion.

               As I mentioned before, what these Class H shareholders get are a number of things. First of all I think they get a very strong company that's on the up tick. The management team has been working very hard in all parts of the business, in particular in Direct TV to turn the business around and increase the growth and the profitability. We think they're very much on the right track.

               Secondly, the Class H shareholders get a strong asset stock going forward, which we think has increased value over the existing tracking stock.

               Third, they get a premium on 17-1/2% of their shares. That's represented on this page - 195 million shares, $2.7 billion of either cash or stock. And you can see from the memo that the GM benefit plans will share in that $815 million in our benefit plans of the total $2.7 billion.

               And lastly, as I'll cover in a moment, we've worked very hard to give the Class H shareholders some down side protection. That's around a collar that I'll describe in a moment. Overall we think both GM and the Class H shareholders will benefit a great deal from this transaction.

               Page 6 provides some additional detail on the collar. We did this for a couple of reasons. Obviously this was important for News, but also very important for us and in particular the Class H shareholders to provide some down side protection.

               The way it works is this. There's a collar of plus or minus 20% around the News Corp. stock price, as of Friday night $22.40. Within this collar the Class H shareholders and GM would receive $14 of stock and/or cash at News Corp.'s selection. Above and below the collar the Class H and GM would receive the News Corp. stock at a fixed ratio, .5208 or .7813 respectively. Below the collar News Corp. would have the ability to pay $14 in cash. Above the collar the Class H shareholders take that gain. They'll have that fixed ratio of .5208. So they'll have the upside opportunity, if the shares improve.

               Importantly for the Class H people, if News Corp. stock declines to less than $14.08 - that's the bottom of the band there - GM has the right to terminate the deal without incurring a fee. News has the right to cure this by agreeing to top back up to $11 of proceeds in stock or $14 in cash. Effectively that provides a floor. And again, that floor is $11 of stock or $14 in cash.

               Again, we don't believe we're going to touch that floor. We have a lot of confidence in News Corp. stock as well as the Hughes story going forward. But we wanted some protection just in case the market declines considerably. And we think this provides that.

               Let me stop there. Obviously I'm sure you have some questions we'll be glad to answer.

               One question we'd like to answer first before we get started is really to clear up some confusion that was in the media this morning a bit and compare the proposed deal that we have on the table now to what might have existed a year and a half ago when we went through the last competition. First of all I'd like to say these deals are much different. They are very difficult to compare. But I'd like to just spend a moment on that.

               In fact, I'd like to turn it over to (Joe Walker), who has led the GM effort in this area in Hughes as well as a number of other areas over the last couple years. (Joe) has been part of GM, as some of you know, for the last couple years. He's done a great job in leading the effort to get this deal done for GM. Let me turn it over to (Joe) for a moment just to clarify again how this deal compares with a possible deal that was on the table a year and a half ago. Joe?

(Joe Walker):  Thanks, John.

               This is a very different type of transaction. Basically, as John outlined, this is a transaction where News is purchasing 34% of Hughes. The transaction that we were discussing with News last time around about a year and a half ago we didn't disclose all the details on, but I'll just say briefly that very different structure, that was a spin-off where the entire company was going to be merged into a New Co. that was being set up by News Corporation. And the values of that transaction that had been described in the past were referring to the total value of the New Co.'s capitalization whereas the values that have been referred to in this transaction are referring to the value of the 34% interest that News is purchasing. So it's very much apples and oranges.

               Also a difference is that at that time GM was doing a transaction where they had a 30.7% direct interest in Hughes. As John mentioned, since then GM has contributed a little over 10% to its pension plan. So it now has just under a 20% direct interest.

               In terms of value to GM, in round figures I think we view the value here to be about the same, comparable to what GM would have received in the previous transaction and in some respects more certain. Just recall that at the time of that last transaction the Hughes stock was trading at about a little bit over $15 a share. And in terms of cash proceeds, liquidity to GM, we believe that this is also about the same, perhaps even a little bit more, if you include the portion that's been subsequently put in the pension fund.

               And importantly from a structure standpoint we think that this is a much simpler deal, much better for the H shareholders in terms of the value of that stock going forward. And GM will participate in that through the pension plan.

               So we're very happy with the outcome here and look forward to its success going forward.

John Devine:   With that, let's go to your questions.

Operator:      Thank you. Ladies and gentlemen, if you would like to register a question, please press the 1 followed by the 4 on your telephone.
               You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3. If you are using a speakerphone, please lift your handset before entering your request - one moment please for the first question.

               Once again, ladies and gentlemen, as a reminder, to register for a question press the 1 followed by the 4 at this time.

John Devine:   Do we have any questions?

Operator:      We do.  It'll just be one moment.

John Devine:   Okay.

Operator:      Our first question comes from the line of (Mike  Brunsteen) with
               Prudential. Please proceed with your question.

(Mike Bruynesteyn):
               Good morning, gentlemen.  Congratulations on getting this done.

John Devine:   Hey, Mike.  Thank you.

(Mike Bruynesteyn):
               Can we assume the proceeds go into the pension fund?

John Devine:   We haven't made a final decision  until we see the money,  Mike, as you would imagine. So the deal has to close. But it's targeted largely at the pension fund. I think it's a fairly - that's a safe assumption.

(Mike Bruynesteyn):
               Can you describe what other forms of asset monetization you may consider to prop up the pension funds?

John Devine:   Nothing I'd cover today - obviously we targeted, as you
               know, in January to generate about $10 billion of cash. We'll give you an update on that on Tuesday - but nothing else I'd cover today.

(Mike Bruynesteyn):
               Okay, thank you.

Operator:      Our next  question  comes  from the line of (Rod Lash)  with
               Deutsche  Bank.  Please proceed with your question.

(Rod Lache):   Good morning.

John Devine:   Hey, Rod.

(Rod Lache):   A couple questions - first of all, I understand that the
               split-off is tax-free; the 275 million dividend is tax-free. But
               I'm a bit confused on the overall tax implication. Is there any leakage on the $3.8 billion in proceeds?

John Devine:   There's some minor leakage. The overall transaction is -
               the split-off is tax free, as you correctly stated. We will have a tax on the 19.9% we're selling. But without going through the details on that, I would remind that we have a fairly high basis in those particular shares. And we do have some tax deferrals that obviously we'll look at. So the near-term cash impact on tax will be very minor.

(Rod Lache):   Okay.  And what  overall is Hughes being  carried for on the books?  Is there going to be a gain on the sale?

John Devine:   There  will be a gain on the sale.  And we haven't  given you that.  It'll be obviously several billion dollars.

(Rod Lache):   Okay.  And then just lastly is there any...

John Devine:   That's an accounting gain, of course.

(Rod Lache):   Yeah.  There  is  no  restriction  in  the  amount  of  stock that you can contribute. You're not near any limits of ownership in the fund. And also relative to the contributions...

John Devine:   You're talking the pension funds?

(Rod Lache):   Yeah.

John Devine:   There  is a cap.  So we are  close  to  where  we are  right now in terms of ownership. Now, as we split off the stock, that no longer counts in the pension plan. So that cap is removed.

(Rod Lache):   Okay.  So you could  effectively,  if you do decide to do that, put all this into the fund.  Correct?

John Devine:   You mean the new stock or what?

(Rod Lache):   Well both.

John Devine:   Well what we're going to get out of the deal will be
               basically cash with some new shares. We could obviously put the new shares in the pension fund, or we could sell them, or hold them, or put them in the VEBA. So we have a lot of options here.

(Rod Lache):   Right.  And could this be in lieu of the $4-1/2 billion that you've  committed to contributing next year?

John Devine:   You're talking pensions now?

(Rod Lache):   Yes.

John Devine:   We'll  look at that.  Obviously  we'd like to see the money before we make a final decision. But we'll look at a number of different options and how we do that.

(Rod Lache):   Right.  Okay, thank you.

Operator:      Our next question will come from the line of (Dominic Martoloti)
               with Bear Stearns.  Please proceed with your question.

(Dominic Martilotti):
               Good morning.

John Devine:   Good morning, (Dom).

(Dominic Martilotti):
               Are there any restrictions related to selling new stock once you're awarded that portion?

John Devine:   No, we'll have to get some  registration  issues  resolved,  but
               no. We'll be careful in how we do it obviously, but no.

(Dominic Martilotti):
               Right. Secondly, looking at the benefit plan is the number of shares being purchased within the benefit plans, is that ratio the same as it would be for other GMH shareholders?

John Devine:   Yeah,  the pension plans will be treated  exactly the same as the other Class H shareholders.

(Dominic Martilotti):
               Okay, that's all I had.  Thanks.

John Devine:   Thanks.

Operator:      Our next  question  will come from the line of (Ronald  Kadras)
               with Bank of America Securities. Please proceed with your question.

(Ronald Tadross):
               Thanks a lot.  Good morning, everyone.

John Devine:   Hey, (Ron).  How are you?

(Ronald Tadross):
               Good. On the pension, if you put some of this money into the pension, over what period will you realize the tax benefit on the contribution? How should we model that?

John Devine:   I think we get the tax benefit when we put the money into the pension plan.

(Ronald Tadross):
               All right. So it's not at all related to your profits in North America. You get the tax benefit (unintelligible)...

John Devine:   No, no, when you make the  contribution  into the pension  plan, you get the tax effects.

(Ronald Tadross):
               Right away.  Okay, so you get the cash tax back.

John Devine:   Yes.

(Ronald Tadross):
               Okay. So if you put $2 billion in the pension, you could get, I don't know, whatever, $500 million or so...

John Devine:   You get a tax benefit as you put it in.

(Ronald Tadross):
               Okay, good.  Thanks a lot.  That's all I have.

John Devine:   Okay.

Operator:      Our  next   question   comes  from  the  line  of  (Andy  Baker)
               with  (Cafe Financial).  Please proceed with your question.

(Andy Baker):  Thank you, and good morning.

John Devine:   Good morning, (Andy).

(Andy Baker):  The press release mentions certain circumstances under which GM would have to pay $300 million break fee. I was wondering if you could enumerate what those would be? And specifically, is a failure by GMH shareholders to approve the transaction a circumstance under which you would have to pay the $300 million?

John Devine:   Yeah, first of all I would mention that there's obviously
               a number of these types of clauses in any agreement. We think overall these clauses are remote and very, very low probability.
               Let me just ask (Joe Walker) to give you the specific details on this particular one.

(Joe Walker):  Yeah, we obviously will disclose all the details in the proxies that we filed. But I would say that basically we've got a typical topping fee, if another transaction comes along. That is the reason why a breakup fee would be paid. If there is an alternative transaction, an alternative bid for the company, and we end up accepting that for a variety of different reasons, that will trigger a termination fee. But there is not a specific termination fee just for a failure to receive the vote.

(Andy Baker):  Okay, thank you.  When can we expect to see the documentation?

(Joe Walker):  That'll get filed shortly with the SEC.

John Devine:   Shortly is the answer.

(Joe Walker):  There's no deadline on it right now.

John Devine:   As soon as we can get to it.

(Andy Baker):  Thank you.

Operator:      Once again, ladies and gentlemen, as a reminder, to register for a question press the 1 followed by the 4 on your telephone. Our next question comes from the line of (Darrin Kimble) with Lehman
               Brothers. Please proceed with your question.

(Darrin Kimball):
               Yeah, hi, John.

John Devine:   Hey, (Darrin).

(Darrin Kimball):
               This is a follow-up to (Ron)'s question. What, if anything, limits how much money you can contribute to the US pension fund in a given year? I mean, can you talk to whatever tax efficiency issues there are there?

John Devine:   I don't  think we have a limit.  I mean,  it's  really a question of how much we want to do and what's our capability. So there's no upper limit.

               We've laid out for you - we did it in January - the plan that we're talking about to avoid any kind of VRP penalties. We laid that funding plan out for you. We'll do it again on a periodic basis. But not much has changed.

(Darrin Kimball):
               Okay. But the ability to get a tax benefit really would not limit how much you could contribute on the up side.

John Devine:   No, I don't  think so. I think  it's - again,  we'd look at the tax. But the most important issue is getting our pension funded as soon as we can.

(Darrin Kimball):
               Okay, thank you.

Operator:      Our next  question  will come from the line of (Richard  Hillger)
               with (Dane Stock and Company). Please proceed with your question.

(Richard Hillgert):
               Hi, John.

John Devine:   Hey, Richard, how are you?

(Richard Hillgert):
               Okay. Hey, how does this change the timing of when you need to make a minimum contribution into the pension fund? I think before it was something like 2006, wasn't it?

John Devine:   We had no requirements to make a contribution  this year. And again, this is to avoid the VRP penalties. The first requirement, as I recall, was next year. So there's no requirement this year. So it doesn't really change.

(Richard Hillgert):
               Does it push back - you know, you said I think the (ERISA) requirement was next year - does it push it back any that you're pre-funding?

John Devine:   (ERISA) is more like '07.

(Richard Hillgert):
               It makes it more like '07?

John Devine:   No, (ERISA) today without anything else happening is '07,
               so (ERISA) really is a number of years yet before you have to make any penalty. Again, our game plan on pensions to the extent that we can afford it, we'd like to make contributions earlier than we have to.

(Richard Hillgert):
               Okay, thank you.

Operator:      That is all the time  that I show we have  for  questions  today.
               I will now turn the call back to you. Please continue with your presentation or any closing remarks.

John Devine:   All  right.  Well thank you all again.  We're  looking  forward to talking to you on Tuesday.

               Again just to summarize, we think this is a very good deal for all the parties involved, certainly GM and Hughes. And we believe News is getting a great company. We have a lot of confidence in their ability to strategically drive this business going forward. And we think it's going to be a great company for the Class H shareholders.

               Thanks for your time.

Operator:      Ladies and gentlemen, that does conclude the conference call for today.

               We thank you for your participation and ask that you please disconnect your line.


                                       END